

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 12, 2007

Robert J. Skandalaris
Chairman and Chief Executive Officer
Oakmont Acquisition Corp.
33 Bloomfield Hills Parkway
Suite 240
Bloomfield Hills, Michigan 48304

> **Re: Oakmont Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 13, 2007**
> **File No. 0-51423**
>
> **Form 8-K filed March 14, 2007**
> **File No. 0-51423**

Dear Mr. Skandalaris:

We have reviewed your filings and have the following comments. Please revise the preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.   We note that Oakmont's IPO prospectus and Certificate of Incorporation provide for mandatory liquidation of the company in the event that it does not consummate a business combination within 18 months from the date of consummation of its IPO (January 18,

2007), or within 24 months if a letter of intent, agreement in principle or definitive agreement was executed within the 18 month period. We further note the discussion beginning on page 32 of your proxy which indicates that Oakmont terminated the previously-proposed transaction with One Source on January 17, 2007 and entered into a letter of intent ("LOI") with Brooke on the same day.

However, we additionally note that:

- the termination of the One Source transaction was first disclosed on Form 8-K February 5, 2007 (approximately 13 business days after the termination);

- the earliest disclosure in your filings with the Commission relating to the existence of any LOI occurred on March 13, 2007 (approximately 39 business days after the execution of such LOI is disclosed to have taken place); and

- there were no filings otherwise made by Oakmont relating to the 18 month mandatory liquidation deadline, or the status of the One Source transaction, between November 14, 2006 and February 5, 2007.

Please provide us with a detailed legal analysis with respect to the manner in which the disclosure of the execution of the LOI, which allowed Oakmont to avoid mandatory liquidation, and the termination of the One Source transaction was consistent with Items 1.01 and 1.02 of Form 8-K, as such Items would appear to require disclosure within four business days.

Additionally, please provide us with a copy of the dated and executed letter of intent.

2.   We note that the number of shares and warrants currently held by your officers and directors has changed since your IPO. With a view towards disclosure, please advise us of each purchase and sale of common stock and warrants by such persons, including the date, time, volume, and manner in which each transaction was effected.

3.   We note the various roles that Morgan Joseph, the underwriter of your IPO, has played throughout the history of the Oakmont. We also note your disclosure on pages 32, 33, and 67 that Morgan Joseph has, within the same time period, provided "financial advisory and investment banking services" to Brooke Credit and not only introduced Brooke Credit to Oakmont, but served as placement agent in Brooke Credit's $45 million private placement in November 2006. We further note that Morgan Joseph received warrants for 100,446 shares of your target's common stock representing 2% of the private placement offering.

In all relevant locations throughout your proxy statement, disclose the full extent of conflicts presented by Morgan Joseph's dual role in this proposed transaction, including a complete summary of the financial remuneration to be available to

Morgan Joseph not only upon consummation of any transaction with Brooke Credit, but as a result of services provided to each Oakmont and Brooke Credit. Further, please revise the section entitled "Oakmont's Board of Directors' Reasons for the Approval of the Merger" on page 33 to discuss what consideration, if at all, the board gave to these conflicts.

4.   We note your discussion of the reincorporation proposal on page seven, wherein you state that "Upon the reincorporation, the rights of Oakmont shareholders will cease being governed by Delaware law and will, instead, be governed by Kansas law." We also note that you disclose the reincorporation will take place prior to the consummation of the proposed acquisition of Brooke Credit and that the Articles of Incorporation of Oakmont Kansas, Inc. do not contain the investor protections currently included in Article Six of the Certificate of Incorporation of Oakmont Acquisition Corp.

Article Six of the Certificate of Incorporation of Oakmont Acquisition Corp. states, in relevant part, that such provisions "may not be amended prior to the consummation of any Business Combination."

Please include disclosure in your proxy statement with respect to whether such reincorporation is consistent with Oakmont's current Certificate of Incorporation as well as the disclosure contained in Oakmont's IPO prospectus. If it is not, please disclose the consequences to both Oakmont and its public shareholders that may result, including any potential liabilities.

5.   Please provide us with a detailed legal analysis with respect to why your proposed issuance of common stock pursuant to the reincorporation proposal does not require registration under the Securities Act of 1933. It does not appear that the exchange of shares in connection with the reincorporation would be within the change of domicile exception of Rule 145(a)(2), which requires that the "sole purpose of the transaction is to change an issuer's domicile solely within the United States." In this regard, we note several other objectives of the proposed reincorporation, including, but not limited to, an increase in the number of authorized shares of common stock and fulfillment of a condition to the merger agreement.

6.   Please also advise us why your proposed issuance of common stock pursuant to the merger proposal does not require registration under the Securities Act of 1933, including, but not limited to, a listing of each person and entity that will receive shares pursuant to such merger.

7.   The disclosure throughout your proxy statement in many respects appears promotional, rather than factual, and should be revised to remove all promotional language, including terms used to describe Brooke Credit such as "premier," "strong," "excellent." All

speculative information should be clearly labeled as the opinion of management of the company <u>along with disclosure of the reasonable basis for such opinions or beliefs</u>.

We note that such statements include, but are not limited to, the following:

- "Oakmont believes that the merger with Brooke Credit will provide Oakmont stockholders with an opportunity to participate in a company with <u>significant growth potential in an attractive market</u>." (page two)

- "Brooke Credit <u>has built a unique business model</u> in lending to insurance-related entities, which involve borrowers that have historically been under-served by traditional lenders. This unique business model includes a proprietary loan sourcing network, which provides <u>a steady stream of high quality loan candidates</u>, and a deep credit underwriting expertise with <u>proven success</u>. Brooke Credit's business model also includes a proprietary collateral preservation platform, which features use of industry consultants and franchisors within the insurance and death care industries in monitoring and fixing distressed businesses, resulting in <u>better control over credit quality</u>…." (pages eight and nine)

- "Brooke Credit <u>has evolved into the market leader</u> of providing capital to small businesses in the insurance and death care industries. Because traditional or generalist lenders typically lack the underwriting expertise that is required to make loans secured by insurance businesses or funeral homes, Brooke Credit faces limited competition. Brooke Credit's management believes that <u>other specialty finance companies are at a disadvantage as they have yet to generate Brooke Credit's level of origination volumes in its target markets and therefore currently lack the efficiencies to be competitive with Brooke Credit</u>. In addition, Brooke Credit has established a strong brand name in its target market…." (page nine)

8. We note the industry and market data cited throughout the document, such as the FutureOne 2006 Agency Universe Study mentioned on page nine. Please provide us with marked copies of any materials that support any third party statements, clearly cross-referencing each statement with the underlying factual support.

9. It appears you have not had a Chief Financial Officer since the March 31, 2006 resignation of Patrick Flynn. Please advise and amend your Form 8-K filed April 5, 2006 as necessary to meet the disclosure requirements contained in Item 5.02 of Form 8-K, or advise why revisions are not necessary.

10. In connection with the preceding comment, we note that in Oakmont's Exchange Act reports filed since March 31, 2006, its Item 307 disclosure refers to a Chief Financial Officer and the 302 and 906 Certifications attached to your Exchange Act filings also refer to a Principal Financial Officer.

The requirements of Item 307 and Sections 302 and 906 mandate that such disclosure and certifications arise out of the CEO's and CFO's evaluations and conclusions. Please advise us of the location of any disclosure by Oakmont relating to any person assuming either the position or the duties of Chief Financial Officer or Principal Financial Officer after Mr. Flynn's resignation on March 31, 2006. Also advise how Oakmont meets the requirements of Item 307 and Sections 302 and 906, or file full amendments for all filings that do not meet such requirements.

Questions and Answers, page 2

11.	We note the use of bold type and capital letters in this section. Using all capital letters impedes the readability of the text in the table of contents. Please revise text written in all capital letters here and throughout the document.

12.	Disclose the dollar value of the consideration to be paid in the merger based on the closing price of your common stock on the date of the acquisition agreement and as of the most recent date practicable. Also disclose the total dollar value of the merger consideration assuming all earnout shares are issued.

13.	Please clarify your use of the term "substantially identical terms" appearing in Q&A No. 1. As noted above, it would appear that the shareholder protections present in Oakmont's current Certificate of Incorporation are not present in that of Oakmont Kansas.

14.	Revise the Q&As on page 3 and the relevant disclosure throughout the proxy statement to clarify whether the proposals are cross-conditioned upon the approval of the others. For example, you state on page 3 that the merger proposal will not be approved if the reincorporation proposal is not also approved; however, it is unclear whether the reincorporation proposal can be approved without obtaining approval of the merger proposal.

15.	You state in Q&A no. 6 that approval of the incentive plan proposal will require the affirmative vote of a majority of the outstanding shares of Oakmont's common stock, yet the disclosure on page 48 indicates that approval of the plan requires the affirmative vote of a majority of the outstanding shares of Oakmont's common stock present or represented at the meeting. Please revise to clarify the vote that is required for approval.

16.	Please clarify in Q&A no. 19 the effect of broker non-votes for each proposal. Similarly revise the relevant disclosure appearing throughout the document, such as on page 24.

Summary, page 7

17.   Please revise your summary so that it is presented in the form of a summary term
        sheet as required by Item 1001 of Regulation M-A. In doing so, ensure that you
        provide a summary of the material conditions to the closing of the merger as well the
        material interests that the members of Oakmont's board of directors have in the
        merger.

The Merger Proposal, page 8

The Parties, page 8

18.   Revise the last sentence of the paragraph describing Brooke Credit to clarify that the
        majority of its loans are extended to franchisees of your affiliate, Brooke Franchise.

Business Rational for Merging with Brooke Credit Corporation, page 8

19.   In connection with the use of collateral preservation services and assistance with loss
        mitigation of distressed franchise loans, please include disclosure on page eight with
        respect to the number of loans for which Brooke has used such services and
        assistance, both in absolute and relative terms.

20.   We note the following disclosure on page nine and related disclosure on page 67:
        "Brooke Credit pioneered the first securitization of insurance agency loans in April
        2003, which has resulted in six securitizations to-date with over $187.7 million in
        rated and un-rated asset-backed securities being issued."

        Please advise us whether registration statements were filed for such offerings and, if
        so, the respective file numbers. Also advise us of the nature of Brooke Capital's role
        in these transactions and whether its activities fell within the definition of a "broker"
        or "dealer" under the Exchange Act.

The Merger, page 10

21.   Disclose the respective ownership percentages of the combined company's outstanding
        common stock that the Oakmont shareholders and the Brooke Credit shareholders are
        expected to hold after the merger is completed, assuming both minimum and maximum
        approval by Oakmont shareholders. Also disclose these percentages assuming all earnout
        shares are issued. Similarly revise throughout the document.

Risk Factors, page 15

22.   Please revise your risk factor subheadings and discussions to concisely state the
        specific material risk each risk factor presents to your company or investors and the

consequences should that risk materialize. We note that the vast majority of your subheadings are simply statements about the company or possibility of future events. See, for example, "We may be required to repurchase loans sold with recourse or make payments on guarantees" and "We are dependent on key personnel." You should revise your subheadings and discussions so that they adequately describe the specific risk resulting from the stated fact.

23.   Additionally, avoid the generic conclusion you make in many of your risk factors that the risk discussed would have an adverse impact on your business. Instead, replace this language with specific disclosure of how your business would be affected.

24.   Please revise the risk factor entitled "We make certain assumptions regarding the profitability of our securitizations…" to explain how a material decrease in the value of the retained interest and/or servicing asset would impact your financial statements.

Principal Stockholders, page 25

25.   Identify the natural person(s) who exercise voting and/or investment control over the shares held by Azimuth Opportunity, Ltd, The Baupost Group, LLC, and Fir Tree, Inc., to the extent they are not widely held.

26.   Refer to footnote five to the beneficial ownership table. Advise us why you do not attribute beneficial ownership of the shares held by QVM Oakmont Services to Mr. Rooke as a result of his status as a current member. Also explain why you attribute only 340,000 held by QVM Oakmont Services to Mr. Skandalaris, whereas you attribute 360,000 shares held by QVM Oakmont Services to Mr. Azar.

Reincorporation Merger, page 27

27.   Please disclose whether you presently have any plans, proposals or arrangements to issue any of the additional authorized shares of common stock remaining after the share issuances in the reincorporation merger and the merger with Brooke Credit. If so, please disclose by including materially complete descriptions of the future acquisitions, financing transactions or otherwise. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares

The Merger Proposal, page 32

28.   Please add a new section, immediately following "Interest of Oakmont's Directors and Officers in the Merger," disclosing with specificity the interests of your IPO underwriter, Morgan Joseph, in the proposed merger.

The Merger, page 32

29.   We note your reference to "any other equity holders of Brooke Credit." In this location, please affirmatively disclose the identity of all such parties, including those who will by operation of any relevant contractual terms be eligible to receive monies or shares as a result of the consummation of the proposed transaction.

Background of the Merger, page 32

30.   We note that Oakmont began searching for new acquisition opportunities after the receipt of comments on its proxy statement relating to the proposed acquisition with One Source. Disclose when Oakmont commenced its new search and describe the nature and extent of the search. Also disclose with specificity the reasons why Oakmont decided to pursue a transaction with Brooke Capital instead of any other entity (especially with respect to those 20 acquisition and merger opportunities which Oakmont had already identified and reviewed information), in light of the apparent fact that Brooke Credit was introduced by Morgan Joseph only two weeks before your mandatory 18 month dissolution date. Address why the board shifted from its original focus on acquiring "a manufacturing and distribution company in the industrial sector headquartered in North America," as stated in your IPO prospectus, and instead developed an interest in Brooke Credit. Additionally, disclose in specific detail the impact that the impending dissolution date had on the decision to pursue the Brooke Capital transaction.

31.   Discuss the reasons underlying the board's decision to terminate the transaction with One Source.

32.   Please provide more insight into the reasons for and negotiations behind the parties' decisions regarding the ultimate amount and form of merger consideration and the provisions of the merger agreement providing for performance payments. Also explain how the parties determined the specific financial benchmarks and the number of additional shares payable if Brooke Capital attains them. Similarly summarize any negotiations regarding the proposed equity split of the combined company.

33.   It appears that the $105 million payable as set forth in the letter of intent assumes a sale price of $6.00 per Oakmont share rather than the $5.57 sale price on January 17, 2007. Please revise accordingly.

34.   Expand the eighth paragraph on page 33 to describe the "various aspects of the proposed acquisition" that were the subject of "additional discussions and negotiations" as well as the specific terms and conditions that the parties continued to negotiate. Describe the material issues negotiated during this time period, including how the parties ultimately resolved those issues.

35.   Disclose the date on which the board approved the transaction and indicate whether this approval was unanimous.

Oakmont's Board of Directors' Reasons for the Approval of the Merger, page 33

36.   We note from page 33 that "Oakmont conducted a due diligence review of Brooke Credit that included an industry analysis, a description of its existing business model, a valuation analysis and financial projections in order to enable the board of directors to ascertain the reasonableness of this range of consideration." Please revise to include a reasonably thorough description of these efforts and analyses, including all calculations performed as part of the valuation analysis. Also specify the "range" of consideration that the board evaluated.

37.   Disclose all financial projections exchanged between Brooke Capital and Oakmont, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

38.   Please expand the factors that you list as considered by the board in making its recommendation. Vague statements of topics, such as "[t]he strength of Brooke Credit's funding network: and "[t]he terms of the merger and the additional agreements..." are not sufficient. You will need to provide a reasonable basis for the listed beliefs and explain how each factor supports or does not support the decision to approve the merger. For example, provide the basis for the belief that "Brooke Credit's growth has been capital constrained."

39.   Please disclose what, if any, adverse factors the board considered regarding the merger. By was of example only, this might include the fact that Oakmont was fast approaching the mandatory 18 month dissolution date when it determined to explore the Brooke Credit opportunity, the potential loss of leverage in negotiating the terms of an acquisition since Brooke Credit and its affiliates knew that the company had a firm deadline for completing the acquisition, etc.

40.   Please revise the last paragraph of this section to delete the assertion that the merger will provide Oakmont stockholders with "a resulting increase in stockholder value." See the Instruction to Rule 14a-9, which proscribes "predictions as to specific future market values."

Satisfaction of the 80% Test, page 34

41.   Revise this section to clearly explain the basis for the board's determination that the 80% test has been met, aside from the value you assign to the consideration to be paid in stock based upon market price on February 8, 2007. In other words, clarify how the board members used their "financial skills and background" and the "financial analysis…generally used to approve the transaction" in order to arrive at

its determination that the 80% test was met. To the extent the board conducted its
own financial and valuation analyses, revise to include a reasonably thorough
description of those analyses. Also quantify 80% of Oakmont's net assets as of the
most recent date practicable.

42.   Regarding your statement that the board determined that the consideration being paid was
        fair to and in the best interests of Oakmont, please address the following:

    - Clarify how you determined the value of the consideration to be $90.8 million. It
      appears that you utilized a per share price of $5.57 rather than $5.56 to arrive at $90.8
      million.

    - Indicate whether the board evaluated the fairness of the consideration while taking into
      account the value of the 1.2 million shares to be issued in connection with the
      assumption of warrants. Disclose the dollar value of these shares.

    - Include disclosure of the value of the total maximum consideration, taking into account
      the value of the 1.2 million warrant shares and the 5 million earnout shares. Indicate
      whether the board evaluated the fairness of the consideration while considering the
      value of the total maximum consideration payable.

Anticipated Accounting Treatment, page 36

43.   Please refer to pages 83 and F-37. We understand that the Oakmont IPO warrants
        become exercisable at the closing of this merger. Without considering the
        contingently issuable shares related to the merger but considering the Oakmont IPO
        and the Brooke Credit outstanding warrants, it appears that the shareholders of
        Oakmont Acquisition Corporation will own 63.9% of the combined company.
        Please tell us how you considered these warrants in concluding that the shareholders
        of Brooke Corporation and Brooke Credit Corporation have control of the combined
        company after the merger. Include in your response references to the appropriate
        accounting literature.

The Merger Agreement, page 37

General Structure of Merger, page 37

44.   We note the disclosure relating to the earnout provisions set forth in the merger
        agreement. Please explain how "adjusted earnings" are calculated, ensuring that you
        provide clear descriptions of the nature of the adjustments. Also disclose what
        Brooke Credit's adjusted earnings (calculated in the same manner to be used for the
        earnout consideration) were for the last three years.

Conditions to Closing of the Merger, page 40

45.   We note that one of the conditions is that Mr. Skandalaris will use his reasonable best efforts to acquire up to 333,333 shares of Oakmont stock through open market purchases. In an appropriate location in the proxy statement, disclose that Mr. Lowry intends to purchase at least 100,000 shares of Oakmont in the open market, as mentioned on page seven of the Investor Presentation materials filed on Form 8-K on March 14, 2007. Also clarify the time period during which Messrs. Skandalaris and Lowry are to purchase such shares and the purpose of such purchases. In addition, please advise us how such purchases will be made in compliance with Rule 102 of Regulation M.

46.   Please revise to summarize the material terms of the tax allocation agreement, if finalized. Also expand the description of the shared services agreement to explain how the $2.3 million fee for 2007 was determined, particularly in light of the fact that Brooke Credit paid $1.8 million for these shared services in 2006 and 2005. Further, please provide us with copies of the shared services agreement and the tax allocation agreement to facilitate our review.

Termination, page 41

47.   Your disclosure here suggests that various material conditions to the merger, other than the 20% conversion condition, may be waived by either Oakmont or Brooke. Disclose whether it is the intent of Oakmont's board to resolicit shareholder approval of the merger if either party waives a material condition. We believe that resolicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

Information About Brooke Credit, page 49

48.   Please include the website address of Brooke Credit.

Lending Programs, page 49

49.   For each one of the categories discussed, please explain why such small "main street businesses" would need loans in order to operate. In light of Brooke Corporation's proposed ownership interest in the combined company and the relative proportion of revenues generated by loans to Brooke Franchisees, discuss the terms of all types of agreements with these categories of customers in which any entity related to Brooke Corporation has a financial interest.

Sourcing, page 50 and
Collateral Preservation Services, page 50

50.   We note the disclosure regarding the generation of referrals from Brooke Credit's
        proprietary loan sourcing network and the provision of collateral preservation and
        loss mitigation services by participants in Brooke Credit's sourcing network. Please
        revise to include substantial detail regarding this aspect of Brooke's business,
        including the payment structure of these transactions, and provide examples as
        necessary. Disclose the amount and percentage of revenues to date that are
        attributed to this aspect of your business. Also clarify in detail your use of the
        following terms found throughout your proxy statement, all relating to Brooke's
        business model: "proprietary loan sourcing network," "proprietary collateral
        preservation platform," "proprietary nationwide network of over 150 banks," and
        "funding sources and proprietary funding network."

Brooke Credit's Management's Discussion and Analysis, page 54

51.   The Commission's Interpretive Release No. 33-8350, "Commission Guidance
        Regarding Management's Discussion and Analysis of Financial Condition and
        Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-
        8350.htm, suggests that companies identify and disclose known trends, events,
        demands, commitments and uncertainties that are reasonably likely to have a
        material effect on financial condition or operating performance.

        Please consider expanding your discussion of any known trends or uncertainties that
        could materially affect Brooke Credit's results of operations in the future, including
        any trends management considers meaningful for investors in understanding the
        combined company's prospects after the merger. For example, address the reasons
        why Brooke Credit's net earnings grew by only an increase of 15% in FY2006 (a
        significant reduction from the comparable figure for FY 2005) while its loan
        portfolio grew 74% and revenues grew by 46% during the same period, and whether
        you expect this trend to continue. As another example, address what changes you
        expect as a result of becoming a public company. In this regard, we note your
        disclosure under the risk factor "Efforts to comply with the Sarbanes-Oxley Act will
        involve significant expenditures…" beginning on page 20.

Results of Operations, page 55

52.   It appears to us that the basic and diluted net income per share should be $1.25 per page F-
        4. Please revise or advise.

Liquidity and Capital Resources, page 66

Loan Participations, page 67

53.   Please disclose what the "excess concentration restrictions" are that prohibit you from
        selling these loans to your warehouse entities.

Bank Debt, page 67

54.   Please define "subordinate securities." Also, discuss the reasons for investing in these
        securities and discuss any risks associated with them.

Bank Lines of Credit, page 67

55.   Please tell us how the funding of over-collateralization is presented in your Statements of
        Cash Flows and the basis for the presentation.

56.   Please provide the disclosures under paragraph 17(a)(2) of SFAS 140 in a note to your
        financial statements or tell us why the disclosures are not required.

57.   Refer to the first paragraph on page 68. Disclose, if true, that your existing cash, cash
        equivalents and funds generated from operating, investing and financing activities will be
        sufficient to satisfy your financial needs for the next twelve months. Also revise to indicate
        whether management's belief that the company will have sufficient funds to satisfy its
        financial needs also assumes the closing of the merger with Oakmont and the resulting
        increase in equity capital.

Capital Commitments, page 68

58.   Please disclose, if true, that you are in compliance with all your debt covenants as of each
        balance sheet date.

59.   Please describe briefly the events that constitute events of default under the notes placed in
        November 2006, the company's bank loans and other long-term obligations and disclose the
        consequences of default. Also clarify whether the restrictions contained in these
        agreements will be triggered by the merger with Oakmont.

Executive Compensation, page 84

60.   Please revise to include the executive compensation disclosure required by Item 402
        of Regulation S-K since Oakmont is seeking approval of the 2007 equity incentive
        plan. See Item 8(b) to Schedule 14A.

Description of Oakmont Common Stock and Other Securities, page 87

61.   Revise the fourth paragraph under "Common Stock" to disclose whether or not there will be any deductions from the trust account prior to or in connection with a dissolution and distribution, and if so, specify the types and, if possible, the amounts involved.

Brooke Credit Corporation Financial Statements

Consolidated Statements of Operations, page F-4

62.   Please disclose the weighted-average shares used to calculate your net income per share.

Consolidated Statements of Cash Flows, page F-6

63.   Please provide a separate non-cash charge caption for all impairment losses, including an impairment loss attributable to your securitized pools of loans (i.e., the $329,000 impairment included in other income)..

1. Summary of Significant Accounting Policies, page F-7

(a). Organization, page F-7

64.   Please tell us your basis for consolidating Brooke Credit Funding LLC and Brooke Warehouse Funding LLC, which you referred to as bankruptcy-remote special purpose entities. Please tell us why you do not consider them to be qualifying special purpose entities. It is unclear to us why you refer to the purchase of your loans by these consolidated entities as a "true sale." Please provide us your definition of a true sale and how your accounting complies with SFAS 140.

(f). Allowance for Doubtful Accounts, page F-8

65.   Please refer to your disclosure herein of our credit loss exposure to, among others, "off-balance sheet loans sold with recourse" and the related risks as addressed on page 70. It is unclear to us if you surrendered control over the loans that you sold with recourse. Please advise. Refer to paragraph 9(c) of SFAS 140.

(l). Warrant Obligation, page F-11

66.   We note that you referred to a third party valuation expert to determine the fair value of your warrants. While you are not required to make reference to a third party valuation expert, when you do you should disclose the name of the expert. If you decide to delete your reference to the expert, please revise the disclosures to explain

the theoretical models and assumptions used by you to determine the valuation. We also note your reference to the expert on page F-27.

(n). Loan origination fees, page F-11

67.   Please disclose how you account for loan origination fees in excess of the loan origination expenses and loan origination expenses in excess of the loan origination fees.

(p). Income Taxes, page F-12

68.   We note that "the Company did not record deferred taxes on those items with temporary differences between financial reporting amounts and the tax basis. Rather, the Parent Company recognized the resulting deferred tax liabilities." Please tell us why this complies with paragraph 40 of SFAS 109 and SAB Topic.1.B.1.

2. Notes and Interest Receivable, Net, page F-16

69.   Per your sensitivity analyses on pages F-17 and F-18, you would have recognized an impairment of $501,000 or $981,000, assuming your prepayment rates increased 10% or 20%, respectively. Please tell us how you determined the impairment loss of $329,000, considering that your 2006 actual prepayment rate on your loan portfolio was 15.6%. This rate is a 56% increase from your assumed prepayment rates of 8% and 10%. Also, tell us and disclose why your assumed prepayment rates continue to be appropriate considering the 2006 actual prepayment rate on your loan portfolio.

Annex A – Agreement and Plan of Merger

70.   Please provide us with a list briefly identifying the contents of all omitted schedules, including the Disclosure Schedule, or similar supplements to the merger agreement.

Form of Proxy Card

71.   Revise the proxy card to briefly indicate which proposals are conditioned on the approval of others. See Rule 14a-4(a).

72.   We note your advisement in the Letter to Shareholders that shareholders will be asked to vote upon: "the transaction of such other business as may properly come before the Special Meeting and any adjournment(s) thereof. "

Disclose whether Oakmont may adjourn or postpone the meeting for the purpose of soliciting additional proxies.

In this regard, please note the staff's view that a postponement or adjournment to permit further solicitation of proxies does not constitute a matter "incident to the conduct of the meetings," as described in Rule 14a-4(c)(7). Accordingly, we consider the use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies to be a substantive proposal for which proxies must be independently solicited. If you wish to obtain authority to adjourn the meeting to solicit additional proxies for the merger, please provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment specifically for this purpose.

Form 8-K filed March 14, 2007

73.   We note your reference to the safe harbor for forward-looking statements "within the meaning of the Private Securities Litigation Reform Act of 1995" on page two of the Investor Presentation materials. As a blank check company, the safe harbor provisions do not apply to you. See Section 21E(b)(1)(B) of the Securities Exchange Act. In future soliciting materials, please refrain from referring to the safe harbor or make clear that the safe harbor does not apply to you. We also note that you refer to the safe harbor contained in your periodic reports that discuss forward-looking statements and ask that you avoid doing so in your future filings.

74.   We note the assertion contained on page one of the Investor Presentation materials that Morgan Joseph is assisting Oakmont in holding stockholder presentations "without charge." In future soliciting materials, please ensure to balance such statements with disclosure relating to Morgan Joseph's financial interest in the transaction, as commented upon above.

75.   We note the statements on page seven of the Investor Presentation materials that BCC is "already on path for Sarbanes-Oxley compliance." Provide the basis for such statements in future soliciting materials.

Closing Statements

        Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson at (202) 551-3365 or Dean Suehiro at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko at (202) 551-3399 or me at (202) 551-3810 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Thomas J. Chinonis, Esq.
        Foley & Lardner LLP
        Via Facsimile: (313) 234-2800